The information in this preliminary pricing supplement is not complete and may be changed.
This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Pricing Supplement dated April 24, 2006

PRICING SUPPLEMENT
(To Prospectus Supplement dated January 5, 2006 and Prospectus dated January 3, 2006)	Filed pursuant to Rule 424(b)(3) Registration No. 333-121363
KfW, Frankfurt/Main, Federal Republic of Germany
USD            Index Basket Linked Redemption Notes due      , 2008
CUSIP: 48245AAH4
ISIN:
     Investing in the Notes involves certain risks that are described in the “Risk Factors" section beginning on page PS-6 of this preliminary pricing supplement and in the Prospectus Supplement.

		Discounts and	Proceeds, before
	Price to Public	Commissions	expenses to KfW

Per Note	100%	0%	USD 1,000
Total	100%	0%	USD
     The Dealer named below expects to deliver the Notes to investors on or about      , 2006.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

GOLDMAN, SACHS & CO.
April  , 2006

ABOUT THIS PRICING SUPPLEMENT
     This pricing supplement supplements the accompanying prospectus supplement dated January 5, 2006 relating to KfW’s Medium-Term Note Program and the accompanying prospectus dated January 3, 2006 relating to KfW’s debt securities. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. We have not authorized anyone else to provide you with different information. KfW and the dealers are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and prospectus is current only as of this date, and information incorporated by reference is current only as of the date of such information.

SPECIFIC TERMS

Issuer: KfW	Title of Securities: USD Index Basket Linked Redemption Notes due , 2008

Aggregate Principal Amount: USD	Maturity Date: , 2008

Original Issue Date: , 2006	Initial Interest Rate: N/A

Interest Commencement Date: N/A	First Interest Payment Date: N/A

Final Redemption Price: As described below, if the Basket Performance is strictly greater than 0%: the sum of 100% of the Aggregate Principal Amount and the higher of (i) 20% of Aggregate Principal Amount; or (ii) 2 x Basket Performance x Aggregate Principal Amount; if the Basket Performance is less than or equal to 0%: 100% of Aggregate Principal Amount; see Other Terms of Notes
Indexed Notes:
     The index will be a basket of the following currencies: Mexican Peso (MXN), Brazilian Real (BRL), South African Rand (ZAR), Russian Ruble (RUB), Chinese Renminbi (Yuan) (CNY), Indonesian Rupiah (IDR), Korean Won (KRW) and Indian Rupee (INR), each weighted at +12.5%, and U.S. Dollar (USD), weighted at -100%, (each an “Index Currency”, and together, the “Index Currencies”),
Payments: N/A

Redemption:	☐ Yes	☑ No

Repayment:	☐ Yes	☑ No
Specified Currency: U.S. Dollars for all payments
                     Authorized Denomination: USD 1,000

Original Issue Discount Note (“OID”):	☐ Yes	☑ No
Day Count Fraction: N/A (as provided in para. 2 of §3 of the Conditions) (unless otherwise specified:                   )
Business Day Convention: As provided in §3(E) of the Conditions (unless otherwise specified): Modified Following Business Day Convention, No adjustment of payment amount
     Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified.
Other Terms of Notes:
     (1) Final Redemption Price on the Maturity Date:
     If the Basket Performance (as defined below) is strictly greater than 0%, the Final Redemption Price is 100% of the Aggregate Principal Amount plus the higher of (i) 20% of the Aggregate Principal Amount; or (ii) 2 times the Basket Performance times the Aggregate Principal Amount;
     If the Basket Performance is less than or equal to 0%, the Final Redemption Price is 100% of the Aggregate Principal Amount.

     The Final Redemption Price will be denominated in U.S. Dollars and will be determined by the Calculation Agent acting in good faith and in accordance with standard market practice as of the Determination Date.
     For more information regarding the calculation of the Final Redemption Price on the Maturity Date, including historical currency index levels and hypothetical payment amounts, see the Annex to this pricing supplement.
Basket Performance: The sum of the following as calculated by the Calculation Agent:
12.5% x (CCY Initial / CCY Final) for the Mexican Peso
+12.5% x (CCY Initial / CCY Final) for the Brazilian Real
+12.5% x (CCY Initial / CCY Final) for the South African Rand
+12.5% x (CCY Initial / CCY Final) for the Russian Ruble
+12.5% x (CCY Initial / CCY Final) for the Chinese Renminbi
+12.5% x (CCY Initial / CCY Final) for the Indonesian Rupiah
+12.5% x (CCY Initial / CCY Final) for the Korean Won
+12.5% x (CCY Initial / CCY Final) for the Indian Rupee
-100% x (CCY Initial / CCY Final) for the U.S. Dollar
CCY Final: With respect to each Index Currency, the Ending Spot Fixing (as defined below) on the Determination Date, expressed as the amount of such currency per unit of USD.
Determination Date: Ten Business Days prior to the Maturity Date, subject to the Modified Following Business Day Convention.
CCY Initial: The spot exchange rates for each Index Currency, as calculated on the Trade Date, which are
MXN per USD =
BRL per USD =
ZAR per USD =
RUB per USD =
CNY per USD =
IDR per USD =
KRW per USD =
INR per USD =
USD per USD = 1.00

Ending Spot Fixings:
     The Calculation Agent will determine the spot exchange rate between each Index Currency and the U.S. Dollar expressed as the amount of the applicable Index Currency unit per USD for customary settlement in the spot foreign exchange market at its sole discretion acting in good faith and in accordance with standard market practice, at approximately 4:00 p.m. (London time) on the Determination Date, based on the rates as reported by Reuters at approximately 4:00 p.m., London time, on the Determination Date on the following pages:

MXN per USD	WMRPSPOT10	OFFER

BRL per USD	WMRPSPOT09	OFFER

ZAR per USD	WMRPSPOT17	OFFER

RUB per USD	WMRPSPOT07	OFFER

CNY per USD	WMRPSPOT12	OFFER

IDR per USD	WMRPSPOT12	OFFER

KRW per USD	WMRPSPOT13	OFFER

INR per USD	WMRPSPOT12	OFFER

USD per USD	1.00
     However, if a spot exchange rate is not so quoted by Reuters, the Calculation Agent will determine the spot exchange rate between the applicable Index Currency and the U.S. Dollar expressed as the amount of the applicable Index Currency unit per USD for customary settlement in the spot foreign exchange market, at its sole discretion acting in good faith and in accordance with standard market practice, as of the Determination Date, based on the applicable rate as reported by Reuters (unless otherwise specified) at approximately the times specified below, on the Determination Date on the following pages:

MXN per USD	FEDSPOT	Stated as under 12 p.m. Fix NY Buying Rates

BRL per USD	BRFR	No official fixing time (approx. 6:00 p.m. Sao Paulo) OFFER

ZAR per USD	ECB37, calculated as EURZAR/EURUSD 2:15 p.m. Central European Time MID

RUB per USD	EMTA	No official fixing time (approx 11:00 a.m. Moscow) MID

CNY per USD	SAEC	No official fixing time (approx 9:30 a.m. Tokyo) MID

IDR per USD	Telerate 50157	No official fixing time (approx 12:00 p.m. Tokyo) MID

KRW per USD	KFTC	No official fixing time (approx 3:30 p.m. Tokyo) MID

INR per USD	RBIB	No official fixing time (approx 3:30 p.m. Tokyo) MID

USD per USD	1.00	—
     However, if a spot exchange rate is not so quoted on the above pages, the Calculation Agent will determine the spot exchange rate between the applicable Index Currency and the U.S. Dollar expressed as the amount of the applicable Index Currency unit per USD for customary settlement in the spot foreign exchange market, at its sole discretion acting in good faith and in accordance with standard market practice, as of approximately 4:00 p.m. (London time) on the Determination Date.

Trade Date: April  , 2006
Business Days: The Section “Business Day” in § 5 of the Conditions of the Notes shall be amended as follows:
     With respect to the Notes, “Business Day” means a day which is a New York Business Day and on which commercial banks and foreign exchange markets in London are open for general business and settle payments.

Calculation Agent:	Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
Tax provisions: KfW and the holders agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for U.S. tax purposes as a debt instrument subject to special rules of the U.S. Internal Revenue Service governing contingent payment obligations.
     (2) Risk Factors
     The Notes involve risks not associated with ordinary debt securities. Unlike ordinary debt securities, the Notes do not pay interest. Also, the Notes are not equivalent to investing directly in the Index Currencies to which the Notes are linked. Investors should carefully consider whether the Notes are suited to their particular circumstances before making a decision to purchase the Notes.
Assuming no changes in market conditions or any other relevant factors, the value of your Notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is less than the original issue price.
     The value or quoted price of your Notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the Notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your Notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your Notes as determined by reference to pricing models used by Goldman, Sachs & Co.
     If at any time a third party dealer quotes a price to purchase your Notes or otherwise values your Notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “—The market price of your Notes may be influenced by many factors that are unpredictable and interrelated” below.
     Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your Notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the Notes. See “—Your Notes may not have an active trading market” below.
Your note does not bear periodic interest.
     You will not receive any periodic interest payments on your note. The amount payable on your Notes at maturity will be determined by the Basket Performance, which in turn depends on the final exchange rates of each currency relative to the initial exchange rates. Accordingly, a holder’s return on the Notes will depend solely on the Principal Redemption on the Maturity Date.
The return on the Notes will depend on changes in the Index Currencies and is subject to currency exchange rate risk.

     Any amount we pay on the Maturity Date that exceeds 100% of the outstanding principal amount of your Notes will be based upon changes in the value of the Index Currencies relative to the U.S. Dollar from the trade date to the determination date. Fluctuations in the exchange rates between the Mexican Peso, Brazilian Real, South African Rand, Russian Ruble, Indian Rupee, Chinese Renminbi, Indonesian Rupiah and Korean Won on the one hand, and the U.S. Dollar (in which your Notes are denominated), on the other hand will affect the market price of your Notes, the Basket Performance and the amount payable at maturity. For example, if the U.S. Dollar appreciates generally against the eight emerging market currencies in the aggregate, we expect that the market value of your Notes will decrease.
The strength of the U.S. Dollar relative to other currencies is the most significant factor in the Basket Performance of your note.
     The U.S. Dollar is the most significant factor in the Basket Performance of your note because a positive return on the Basket Performance depends on the strength of the eight emerging market currencies in the aggregate against the U.S. Dollar. Appreciation, if any, of any of the eight emerging market currencies relative to the U.S. Dollar will be offset at least in part by depreciation, if any, of any other of the eight currencies relative to the U.S. Dollar. If the U.S. Dollar appreciates relative to the eight emerging market currencies in the aggregate, then the Basket Performance will be negative and the payment amount at maturity will be 100%. Furthermore, the formula assigns -100% weighting in the Basket Performance to the CCY Final/CCY Initial for the U.S. Dollar, a number which will always be one.
The Basket Performance is related to changes in the exchange rates of Index Currencies relative to the U.S. Dollar.
     The value of any currency, including the Index Currencies, and also including the U.S. Dollar, may be affected by complex political and economic factors. The exchange rate of each Index Currency in terms of the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Index Currency and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, the United States and other countries important to international trade and finance.
     Foreign exchange rates can either be fixed by sovereign governments or permitted to float freely within a certain range. Exchange rates of many emerging market currencies, including the Mexican Peso, Brazilian Real, Russian Ruble, South African Rand, Korean Won, Indonesian Rupiah and Indian Rupee, are permitted to fluctuate in value relative to the U.S. Dollar. However, governments, including those issuing the Index Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, market value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Index Currencies, the U.S. Dollar specifically or any other currency.
     The price of the Notes and payment on the Maturity Date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the index or other de facto restrictions on the repatriation of U.S. Dollars.
Owning the Notes is not the same as owning the Index Currencies.
     The return on your note will not reflect the return you would realize if you actually purchased any or all of the basket constituents and converted them into U.S. Dollars on the determination date. The basket constituent exchange rates are calculated by reference to each Index Currency relative to the U.S. Dollar without taking into consideration the value of each Index Currency relative to other currencies or in other markets.

Even though currency trades around-the-clock, your Notes will not.
     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Index Currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.
     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the CCY Final for each currency used to calculate the amount paid to you in U.S. Dollars at the maturity date. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.
The market price of your Notes may be influenced by many factors that are unpredictable and interrelated.
     When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the maturity date. The market value of your Notes will be affected by many factors that are beyond our control and are unpredictable.
     Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your Notes, may offset any positive effect that an increase in the level of the index attributable to favorable political or economic developments in Europe or Asia could have. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.
     The level of the Index Currencies will affect the market value of your Notes.
     We expect that the market value of your Notes at any particular time will depend substantially on the amount, if any, by which each of the Index Currencies at that time have risen above or fallen below the relevant CCY Initial. Even if you sell your Notes at a time when the eight emerging market Index Currencies have strengthened in the aggregate relative to the U.S. Dollar, you may receive substantially less than the amount that would be payable on the Maturity Date. If you sell your Notes at a time when the level of the eight emerging market Index Currencies is below, or not sufficiently above, the relevant CCY Initial, you may receive less than the principal amount of your Notes.
     It is impossible to predict whether the currency levels will rise or fall. In addition, we cannot predict whether future changes in the values of the Index Currencies will correlate with changes that occurred in the past.
     Changes in interest rates are likely to affect the market value of your Notes.
     Although the Notes will pay no interest, we expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security to different degrees. If interest rates increase or decrease in markets based on any Index Currency, the market value of your Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Index Currencies or the United States, and, in turn, the exchange rates and therefore the currency level.
     Changes in the volatility of the Index Currencies are likely to affect the market value of your Notes.
     The volatility of the index refers to the size and frequency of the changes in price in the Index Currencies and/or market fluctuation. In general, if the volatility of the currencies comprising the basket increases, we expect that the market value of your Notes will increase and, conversely, if the volatility of the currencies comprising the index decreases, we expect that the market value of your Notes will decrease.
     The time remaining to maturity is likely to affect the market value of your Notes.
     Prior to the Maturity Date, the market value of your Notes may be higher than one would expect if that value were based solely on the level of the Index Currencies and the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the level of the Index Currencies and interest rates during the time remaining to the Maturity Date. However, as the time remaining to the Maturity Date decreases, we expect that this time premium will decrease, lowering the market value of your Notes.
     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of your Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the market value of your Notes of a given change in the index level currencies will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.
If the values of the Index Currencies change, the market value of your Notes may not change in the same manner.
     Your Notes may trade quite differently from the performance of the currencies comprising the basket. Changes in the values of those currencies may not result in a comparable change in the market value of your Notes. In part, this is because of the weightings assigned to the Index Currencies and the impact from foreign currency exchange rates. We discuss some of the reasons for this disparity under “The market price of your Notes may be influenced by many factors that are unpredictable and interrelated” above.
There may be conflicts of interest between you and Goldman, Sachs & Co.
     Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the Final Redemption Price for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rates for U.S. Dollars in exchange for Mexican Peso, Brazilian Real, South African Rand, Russian Ruble, Indian Rupee, Chinese Renminbi, Indonesian Rupiah and Korean Won respectively. The spot exchange rates will be used to determine the CCY Final rates and, in turn, the Final Redemption Price.
As Calculation Agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your Notes, when your Notes mature and the amount you receive at maturity.
     As Calculation Agent for your Notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your Notes, including determining the Ending Spot Fixings, which will be used to calculate how much cash we must pay on the Maturity Date. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your Notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “There may be conflicts of interest between you and Goldman, Sachs & Co.” above.
Your Notes may not have an active trading market.
     Your Notes will not be listed or displayed on any securities exchange, any interdealer market quotation system or any electronic communications network, and there may be little or no secondary market for your Notes. Even if a secondary market for your Notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
U.S. taxpayers will be required to pay taxes on the Notes each year
     For United States federal income tax purposes, your Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations. Some of the tax consequences are summarized below, but we urge you to read the more detailed discussion in “United States Taxation” in this pricing supplement.
     Pursuant to the terms of the Notes, KfW and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, even though KfW will only make additional payments (if any) on your Notes at maturity, U.S. holders will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Notes prior to your receipt of cash attributable to such income.

     (3) United States Taxation
     The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.
Supplemental U.S. Tax Considerations
     The following section supplements the discussion of United States federal income taxation in the accompanying prospectus and is subject to the limitations and exceptions set forth therein. It applies to you only if you are a U.S. holder (as defined in the accompanying prospectus), you acquire your Notes in the offering at the offering price and you hold your Notes as a capital asset for tax purposes.
     You should consult your tax adviser concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
     Your Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Notes require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Notes for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.
     Under the Contingent Debt Rules, even though we will only make additional payments (if any) on the Notes on the Maturity Date, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your Notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your Notes prior to your receipt of cash attributable to such income.
     Amounts included in income with respect to your Notes will be interest income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. holder. Under the foreign tax credit rules, interest accrued in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” income, while interest accrued in taxable years after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.
     We have determined that the comparable yield is     % per annum, compounded annually. We have also determined that the projected payment for the notes, per $     of principal amount, at the maturity date is $     for each note (which includes the stated principal amount of the note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.
     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your note, and we make no representation regarding the amount of contingent payments with respect to your note.
     You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes in accordance with the comparable yield.
     Any gain you recognize upon the sale, exchange, redemption or maturity of your Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and thereafter, capital loss.
Backup Withholding and Information Reporting
     Please see the discussion “United States Taxation-Backup Withholding and Information Reporting (KfW Finance)” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

ANNEX
Hypothetical Returns and Historical Information
     The following tables illustrate potential hypothetical returns on the Maturity Date. Based on these hypothetical CCY Finals, we illustrate a range of hypothetical Basket Performances which will be used to calculate the Final Redemption Price that will be payable on the Maturity Date.
Scenario 1: The USD strengthens against all currencies by 10%:

Currency	MXN	BRL	ZAR	RUB	CNY	IDR	KRW	INR	USD
Weighting	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	-100.0%
Initial	100	100	100	100	100	100	100	100	100
Final	110	110	110	110	110	110	110	110	100
Initial/Final	0.909091	0.909091	0.909091	0.909091	0.909091	0.909091	0.909091	0.909091	1
Weighted	0.113636	0.113636	0.113636	0.113636	0.113636	0.113636	0.113636	0.113636	-1.0
Total index performance -9.09%						Final Redemption Price: 100%
Scenario 2: All currencies strengthen by 5% vs. USD:

Currency	MXN	BRL	ZAR	RUB	CNY	IDR	KRW	INR	USD
Weighting	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	-100.0%
Initial	100	100	100	100	100	100	100	100	100
Final	95.2381	95.2381	95.2381	95.2381	95.2381	95.2381	95.2381	95.2381	100
Initial/Final	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1
Weighted	0.13125	0.13125	0.13125	0.13125	0.13125	0.13125	0.13125	0.13125	-1.0
Total index performance 5.00%;				Final Redemption Price: 120% of the Aggregate Principal Amount
     The above figures are for purposes of illustration only. The actual Final Redemption Price on the Maturity Date received by holders will depend on the actual CCY Final, as calculated based upon the Ending Spot Fixings observed at the Determination Date, and the term of your investment.
The Index Currencies
     The index is designed to allow investors to participate in exchange rate movements of the currencies included in the index, as reflected by changes in the U.S. Dollar value of the index, over the term of the Notes. The currencies that compose the index are the Mexican Peso (MXN), Brazilian Real (BRL), South African Rand (ZAR), Russian Ruble (RUB), Chinese Renminbi (Yuan) (CNY), Indonesian Rupiah (IDR), Korean Won (KRW) and Indian Rupee (INR), each weighted at +12.5%, and U.S. Dollar (USD), weighted at -100%.
     As exchange rates move, the U.S. Dollar value of each Index Currency will vary based on the appreciation or depreciation of that Index Currency. Any appreciation in the Mexican Peso, Brazilian Real, South African Rand, Russian Ruble, Chinese Renminbi, Indonesian Rupiah, Korean Won or Indian Rupee relative to the U.S. Dollar will result in an increase in the Basket Performance. Conversely, any depreciation in those currencies relative to the U.S. Dollar will result in a decrease in the Basket Performance.
     The following charts show, for the periods indicated, high, low and period-end ask spot exchange closing rates (expressed as the amount of the applicable Index Currency units per U.S. Dollar) between the Index Currencies and the U.S. Dollar for customary settlement in the spot foreign exchange market. This historical data on the Index Currencies is not necessarily indicative of their future performance or what the value of the Notes may be. Any historical upward or downward trend in the value of the Index Currencies during any period set forth below is not an indication that the index is more or less likely to increase or decrease in value at any time during the term of the Notes.

Mexican Peso

Calendar Year	High	Low	Close
2006 (through April 18)	11.1616	10.4375	10.9450
2005	11.3845	10.4244	10.6516
2004	11.6755	10.8226	11.1630
2003	11.3830	10.1160	11.2360

Source: Bloomberg page MEXICAN PESO SPOT, ASK side, Pricing Source Composite NY (CMPN)
Brazilian Real

Calendar Year	High	Low	Close
2006 (through April 18)	2.3379	2.1055	2.1159
2005	2.7650	2.1630	2.3395
2004	3.2118	2.6533	2.6533
2003	3.6700	2.8170	2.9069

Source: Bloomberg page BRAZILIAN REAL SPOT, ASK side, Pricing Source Composite NY (CMPN)
South African Rand

Calendar Year	High	Low	Close
2006 (through April 18)	6.3745	5.9650	6.0000
2005	6.9250	5.6600	6.3501
2004	7.4100	5.6250	5.6727
2003	9.0757	6.2250	6.6422

Source: Bloomberg page SOUTH AFRICAN RAND SPOT, ASK side, Pricing Source Composite NY (CMPN)
Russian Ruble

Calendar Year	High	Low	Close
2006 (through April 18)	28.7439	27.4820	27.5270
2005	28.9854	27.4525	28.7439
2004	29.2800	27.7300	27.7300
2003	31.9700	29.2475	29.2500

Source: Bloomberg page RUSSIAN RUBLE SPOT, ASK side, Pricing Source Composite NY (CMPN)

Chinese Renminbi

Calendar Year	High	Low	Close
2006 (through April 18)	8.0705	8.0050	8.0240
2005	8.2800	8.0702	8.0702
2004	8.3068	8.2763	8.2765
2003	8.2900	8.2765	8.2767

Source: Bloomberg page CHINESE RENIMBI SPOT, ASK side, Pricing Source Composite NY (CMPN)
Indonesian Rupiah

Calendar Year	High	Low	Close
2006 (through April 18)	9815	8990	9000
2005	10800	9140	9845
2004	9445	8322	9275
2003	9095	8150	8435

Source: Bloomberg page INDONESIAN RUPIAH SPOT, ASK side, Pricing Source Composite NY (CMPN)
Korean Won

Calendar Year	High	Low	Close
2006 (through April 18)	1008.20	953.40	954.10
2005	1059.40	997.00	1010.00
2004	1195.10	1035.60	1035.60
2003	1258.00	1146.25	1192.60

Source: Bloomberg page KOREAN WON SPOT, ASK side, Pricing Source Composite NY (CMPN)
Indian Rupee

Calendar Year	High	Low	Close
2006 (through April 18)	45.2000	44.1225	45.1900
2005	46.3100	43.2000	45.0800
2004	46.4800	43.4650	43.4650
2003	48.0300	45.2600	45.6600

Source: Bloomberg page INDIAN RUPEE SPOT, ASK side, Pricing Source Composite NY (CMPN)